

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Mr. Nikolay Lobachev
Chief Financial Officer
Diversified Global Holdings Group, Inc.
800 North Magnolia Avenue, Suite 105
Orlando, Florida 32803

**Re: Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Periods Ended March 31, 2010, June 30, 2010, and September 30, 2010
Form 8-K filed October 13, 2010
File No. 0-53524**

Dear Mr. Lobachev:

We have reviewed your response letter dated February 18, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

General

1. We note your response to comment one from our letter dated February 14, 2011. Based upon your responses to date, we are unable to concur with your conclusion that you have accounting personnel with sufficient experience in maintaining books and records and preparing financial statements in accordance with U.S. GAAP. If you do not have accounting personnel with sufficient U.S. GAAP experience, this would appear to be a material weakness in your internal controls over financial reporting as defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X. Management's report on internal control over financial reporting should clearly state that internal control over financial reporting is not effective and should provide clear disclosure of the material weakness identified by management, i.e. that you do not

have accounting personnel with sufficient experience in preparing financial statements and maintaining books and records in U.S. GAAP. You should also clearly state that your disclosure controls and procedures are not effective for the same reason. Please also provide related risk factor disclosure in your Form 10-K. In addition, please ensure that when material changes in your internal controls over financial reporting occur in each quarter, whether positive or negative, that you provide the disclosures required by Item 308(c) of Regulation S-K in the applicable Form 10-K or 10-Q.

Business, page 1

2. We note your response to comment two in our letter dated February 14, 2011; however, we reissue the comment since you did not provide us all the information required by Item 101(h) regarding your consulting operations, including how you distribute your consulting services and the competitive business conditions and methods of competition relating to your consulting business. Please confirm to us that you will provide in future filings all the information required by Item 101(h) of Regulation S-K for the consulting services you provide.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief